Exhibit 99.2

CONSENT OF QUALIFIED PERSON

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority, Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Yukon

Nunavut Securities Office

Office of the Superintendent of Securities, Government of the Northwest Territories

Toronto Stock Exchange

Dear Sirs/Mesdames:

RE:	GoldMining Inc. (the "Corporation") – Technical Report and Preliminary Economic Assessment

I, Paul Hosford, P. Eng., consent to the public filing of the technical report with the effective date of January 12, 2022, titled "NI 43-101 Technical Report and Preliminary Economic Assessment, GoldMining Inc., La Mina Project, Antioquia, Republic of Colombia" (the "Report") by the Corporation.

I hereby consent to the use of any extracts from, or summary of, the Report in the news release of the Corporation dated January 12, 2022 (the "News Release").

I hereby certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 25th day of February 2022.

Yours truly,

[“Signed and Sealed”]

Paul Hosford, P. Eng.